HALO CAPITAL PARTNERS, L.P.
                           500 Park Avenue - 5th Floor
                               New York, NY 10022



                                  August , 1996




Mr. Michael Berryhill
President and Chief Executive Officer
Morgan Financial Corp.
P.O. Box 10
205 West Kiawah Avenue
Fort Morgan, CO   80801

Dear Mr. Berryhill:

     This letter will confirm our agreement concerning the purchase by Morgan Financial Corp. ("Morgan") of 56,900 shares of Morgan common stock from Tyndall Partners, L.P. ("Tyndall") and Madison Avenue Partners, L.P. ("Madison Avenue") (Madison Avenue and Tyndall are sometimes collectively referred to herein as the "Sellers")

     We have agreed that on September 16, 1996 (the "Closing Date"), Morgan will purchase 51,900 shares from Tyndall and 5,000 shares from Madison Avenue at a purchase price of $12.00 per share (the "Purchase Price"). The Purchase Price shall be paid to the Sellers absolutely net of any commissions or other costs of transferring the securities.

     On the Closing Date, the Sellers shall deliver (or cause their custodian to deliver) to Morgan's transfer agent or other settlement agent designated for purposes of transferring the stock certificates representing the Shares being transferred, duly endorsed for transfer. On the Closing Date, Morgan shall remit payment to the Sellers for the Shares by wire transfer of immediately available funds in accordance with wire instructions which will be furnished to you prior to the Closing Date.

     In connection with this transaction, each Seller represents, warrants and covenants as to itself as follows: (i) it is the legal and beneficial holder of the Shares being transferred by it, (ii) such Shares shall be transferred to Morgan free and clear of any and all liens, security interests or adverse claims of any kind, and (iii) the sale and transfer of the Shares have been duly authorized by all necessary partnership action and no other consent or approval is required. The Sellers shall cause to be filed an amendment to their existing
Schedule 13D filed pursuant to Section 13(d) of the Securities and Exchange Act of 1934, in order to reflect the transfer of the Shares.

     Morgan represents, warrants and covenants to each Seller as follows: (i) the purchase of the Shares has been approved by Morgan's board of directors and all other corporate action required to purchase the Shares has been obtained,
(ii) Morgan is not obligated to obtain the consent of any other party to purchase the Shares, nor will the purchase of the Shares violate Morgan's certificate of incorporation or by-laws, any agreement with any third party to which Morgan is a party, or the terms of any court order or decree, nor breach any undertaking, agreement or understanding with any other shareholders of the company, (iii) Morgan has adequate capital surplus to fund the purchase of the Shares and such purchase will not render Morgan insolvent nor leave it with unreasonably small capital, and (iv) there have no material developments affecting Morgan, its results of operations or its prospects which have not been publicly disclosed.

     If Morgan shall effect a business combination (as hereinafter defined) in which the shareholders of Morgan receive as consideration for their shares an amount in excess of $12.00 per share, the Sellers shall be entitled to receive, at the same time the consideration is paid to the other shareholders of Morgan, an amount equal to the total consideration per share received by each other shareholder in excess of $12.00. For purposes of this agreement, the term "business combination" shall mean a merger, sale by Morgan of all or substantially all of its assets, spin-off, recapitalization, liquidation or other corporate transaction in which cash or other assets in excess of $12.00 per share is distributed to shareholders, excluding from such term any repurchase of shares from one or more shareholders of Morgan at a price in excess of $12.00 per share. Consideration shall mean the total consideration received by shareholders, including noncash consideration. In such event, the payment to the sellers shall be based upon the fair market value of the noncash consideration. If the noncash consideration consists of common or preferred stock, options, warrants or rights for which a public trading market existed prior to the consummation of the transaction, then the value of such security shall be determined by the closing or last sale price thereof on the date of the consummation of the transaction. If no public market exists, such security shall be valued as mutually agreed upon in good faith by the Sellers and Morgan. The Sellers shall be entitled to receive the additional consideration hereunder with respect to any transaction consummated, or with respect to which a definitive agreement is executed or a public announcement is made within two years of the Closing Date.

     Kindly confirm that this letter agreement correctly sets forth our understanding with respect to the transfer of the Shares by executing the enclosed counterpart of this letter and returning it to me at your earliest opportunity.

                                                 Very truly yours,



                                             JEFFREY HALIS
                                             General Partner of Halo
                                               Capital Partners, L.P.,
                                               the General Partner of Tyndall
                                               Partners, L.P. and Madison Avenue
                                               Partners, L.P.


JH:rc
Enclosure

Accepted and Agreed:

Morgan Financial Corp.

By: /s/______________________

Date: _______________________